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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing
Section

FEB 28 2011

Washington, DC
110

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SEC FILE NUMBER
8- 44110



11019409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2010___ AND ENDING___December 31, 2010___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 800
                    (No. and Street)

Newport Beach   California   92667
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warner Griswold   (949) 640-8780
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
                    (Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**


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OATH OR AFFIRMATION

I, __Warner Griswold__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Green Street Advisors, Inc.__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of __California__
County of __Orange__
Subscribed ans sworn to (or affirmed) before me
on this __31__ day of __January__, __2011__ by
__Warner Griswold__ proved to me on
the basis of satisfactory evidences to be the person
who appeared beofre me.

_____
Notary Public

_____
Signature

__CHIEF OPERATING OFFICER__
Title

> ANNE MANSOUR
> Commission # 1750595
> Notary Public - California
> Orange County
> My Comm. Expires Jul 11, 2011

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Green Street Advisors, Inc.:

We have audited the accompanying statement of financial condition of Green Street Advisors, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Street Advisors, Inc. as of December 31, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940   fax 818.886.1924   web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   WE FOCUS & CARE™

Green Street Advisors, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 16,226,104
Receivables from clearing organization	1,390,010
Deposit with clearing organization	100,000
Accounts receivable, net	2,961,848
Investments, at market value	3,028,811
Receivable from related parties	85,699
Property and equipment, net	1,104,600
Other assets	280,368
Total assets	**$ 25,177,440**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 333,228
Payable to related party	40,015
Employee compensation and bonus payable	4,204,593
Income taxes payable	177,089
Deferred revenue	5,314,205
Deferred compensation payable	852,597
Total liabilities	10,921,727

Commitments and contingencies

Stockholder's equity

Common stock, $0.001 par value, 5,000,000 shares authorized, 1,522,000 shares issued and outstanding	1,522
Additional paid-in capital	5,417,084
Retained earnings	8,837,107
Total stockholder's equity	14,255,713
Total liabilities and stockholder's equity	**$ 25,177,440**

The accompanying notes are an integral part of these financial statements.

1


Green Street Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2010


Revenues

Trading commissions and designation	$ 17,240,680
Research income (soft dollar & subscriptions)	15,711,585
Real estate commission income (Eastdil Secured)	1,954,119
Consulting and special projects	1,795,813
Spitzer pool initiative income	37,790
Management fee income	871,672
Interest and other income	77,582
Total revenues	37,689,241

Expenses

Employee compensation and benefits	14,898,354
Floor brokerage, exchange, and clearance fees	1,961,167
Communication and data processing	1,429,160
Occupancy expenses	1,017,715
Insurance	949,172
Other operating expenses	1,940,805
Total expenses	22,196,373
Net income (loss) before income tax provision	15,492,868
Income tax provision	255,921
Net income (loss)	$ 15,236,947

Green Street Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 1,522	$ 5,417,084	$ 8,223,150	$ 13,641,756
Capital distributions	-	-	(14,622,990)	(14,622,990)
Net income (loss)	-	-	15,236,947	15,236,947
Balance at December 31, 2010	$ 1,522	$ 5,417,084	$ 8,837,107	$ 14,255,713

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flow from operating activities:

Net income (loss)			$ 15,236,947
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	$	176,257	
(Gain) Loss on sale of property plant & equipment		3,535	
(Increase) decrease in assets:			
Receivables from clearing organization		(79,511)	
Accounts receivable, net		(339,337)	
Investments, at market value		(168,892)	
Receivable from related parties		259,086	
Other assets		(82,675)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		39,322	
Payable to clearing organization		(5,390)	
Payable to related party		40,015	
Employee compensation and bonus payable		82,696	
Income taxes payable		21,976	
Deferred revenue		855,732	
Deferred compensation payable		(126,393)	
Total adjustments			676,421
Net cash and cash equivalents provided by (used in) operating activities			15,913,368

Cash flow from investing activities:

Purchase of property and equipment		(98,499)	
Proceeds from sale of property and equipment		1,100	
Net cash and cash equivalents provided by (used in) investing activities			(97,399)

Cash flow from financing activities:

Capital distributions		(14,622,990)	
Net cash and cash equivalents provided by (used in) financing activities			(14,622,990)
Net increase (decrease) in cash and cash equivalents			1,192,979
Cash and cash equivalents at beginning of year			15,033,125
Cash and cash equivalents at end of year			$ 16,226,104

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010

(Continued)

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	233,945

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Green Street Advisors, Inc. (the "Company") was incorporated in the State of California on February 8, 1988. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Green Street Holdings, Inc. (the "Parent"), and is affiliated through common ownership to Green Street Investors, LLC ("GSI") and Green Street Advisors (UK), Ltd. ("GSA-UK").

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including operating as an independent research and consulting firm concentrating on publicly traded real estate securities. Its practice concentrates primarily on Real Estate Investment Trusts and other publicly traded real estate investments.

Under the membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis under a clearing agreement and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company does not engage in investment banking, underwriting or advisory work with any of the clients in its coverage universe, thereby avoiding the conflicts of interest that may burden some Wall Street firms. However, the Company is affiliated with Eastdil Secured, a real estate brokerage and investment bank that, on occasion, may engage in such activities. Ten (10) current and former employees of Eastdil Secured collectively own a 4% ownership interest in the Parent. The Company does not control, have ownership in, or make any business or investment decisions for Eastdil Secured.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization represent commissions earned on security transactions. These receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives commission from stock transactions for clients who subscribe to the Company's research on publicly traded real estate securities. Other revenue is derived from providing research products and consulting services that lead to superior investment performance and insight for its clients. As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and are invoiced for a period ranging from three months to a year. Deferred revenue represents the portion of revenue which is attributable to future periods covered by these agreements.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2010, the receivables from clearing organization of $1,390,010 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its customer as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2010 was $100,000.

Note 4: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of certificates of deposit and corporate mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2010 these securities are carried at their fair market value of $3,028,811. The accounting for the mark-to-market on proprietary trading is included in the Statement of Income as net investment losses of $18,076.

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Office equipment	$ 735,039	5 - 7
Leasehold improvement	786,152	7-10
	1,521,191	
Less: Accumulated Depreciation	(416,591)	
Property and equipment, net	$ 1,104,600	

Depreciation expense for the year ended December 31, 2010, was $176,257.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is required. The State of California recognizes S corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The State of Texas taxes the Company based on its allocable portion of taxable capital and earned surplus.

California state income taxes	$ 95,094
Texas state income taxes	160,827
Total income tax provision	$ 255,921

Note 7: SPITZER POOL INITIATIVE INCOME

The Company has been selected to provide research to certain investment banking clients as part of the 2004 Spitzer Pool settlement. The Spitzer settlement specifies that the obligation of the investment banks to purchase independent research runs for five years. However, since the banks can choose among many vendors, their payments to the Company are cancelable at any time. After 2009, the banks are under no obligation to purchase research and it is uncertain whether they will continue to purchase the Company's research for their clients. The Company recorded Spitzer Pool Initiative Income of $37,790 for the year ended December 31, 2010.

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.;

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. ;

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments, at market value	$ 3,028,811	$ 3,028,811	$ -	$ -
Total	$ 3,028,811	$ 3,028,811	$ -	$ -

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 9: RELATED PARTY TRANSACTIONS

The Company, the Parent, and GSI share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Company and reimbursed by the Parent, and GSI in accordance with an administrative services agreement. At December 31, 2010 the amount receivable from GSI was $85,699, the amount payable to the Parent was $40,015.

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is affiliated with Eastdil Secured. The Company assists Eastdil Secured in evaluating certain transactions that may involve the use of securities of public real estate companies as currency. The Company receives a percentage of net revenue from these transactions as well as a general advisory fee from Eastdil Secured. At December 31, 2010 revenue derived from this arrangement was $1,954,119 and is classified as commission revenue in the statement of income. The Company also received $871,672 from the Parent for management fees.

It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties.

Note 10: DEFERRED COMPENSATION PLAN

Effective January 1, 2006, the Company adopted an unfunded non-qualified deferred compensation plan (the "Plan") for a select group of management or highly compensated employees. The purpose of the Plan is to promote growth and profitability by providing officers and other key executives of the Company with an incentive to achieve long-term corporate objectives. The amounts of compensation to be deferred are determined by a committee selected by the Board of Directors as its duly authorized delegates. Since the Plan is unfunded, the Company is not required to segregate funds representing the value of deferred compensation granted under the Plan and credited to a participant's deferred compensation account. Accordingly, a participant's rights to deferral amounts credited under the Plan shall be those of a general creditor of the Company. For the year ending December 31, 2010 the Company has accrued $852,597 of compensation to be credited to the Plan.

Note 11: LITIGATION

In 2010, a group of the Company's shareholders were named defendants in litigation brought by an outside shareholder who is a former spouse of a current employee-shareholder of the Company. She alleged that the named shareholder defendants had conspired with her ex-husband to breach alleged fiduciary duties and other purported duties owing to her, causing her financial harm. She sought money damages and equitable relief from the shareholder defendants. The Company advanced legal fees and costs for the defense of all the shareholder defendants, with the exception of the shareholder spouse who had separate counsel. On February 10, 2011, the Court sustained demurrers without leave to amend asserted by the shareholder defendants (except for the shareholder spouse), thus dismissing the case as to all shareholder defendants other than the shareholder spouse. The shareholder defendants (other than the shareholder spouse) have tendered to the Court a proposed judgment in their favor, which is expected to be entered by the Court in the near future. As of December 31, 2010, the Company has incurred $90,716 in legal fees on behalf of the defendants. This amount is included in other operating expenses on the accompanying Statement of Income.

Note 12: EMPLOYEE PENSION PLAN

Effective January 1, 2009, the Company adopted a retirement plan ("the Plan") with a cash or deferred arrangement and company matching contributions that is intended to meet the qualification requirements under Section 401(a) of the Internal Revenue Code. Towards the end of 2009, the Company became aware that the plan may have misclassified certain employee elective deferrals as employer matching contributions. Subsequently, the Company implemented a corrective action plan to properly classify the matching contributions as employee elective deferrals and return any excess elective deferrals to the participants. The Company did not make any matching contributions for the year ended December 31, 2009. The Company is currently seeking confirmation from Internal Revenue Services ("IRS") that this corrective action plan will be acceptable. The Company has been advised however that that if the IRS does not determine that our corrective action is acceptable, the Company may be required to make matching contributions to the plan for the year ended December 31, 2009 in order for it to retain its tax-qualified status.

For the year ended December 31, 2010, the Company made matching contributions to the Plan in the amount of $359,671. This amount is included in employee compensation and benefits on the accompanying Statement of Income.

Note 13: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 14: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 11, 1997. This lease was amended and extended until May of 2010. The Company also entered into a lease for office space in support of its brokerage operations in Dallas, Texas. This lease commenced in June of 2005 and expires in June of 2010. The Company entered into a new lease for office space in Newport Beach, California. This new lease commences in March of 2010 and expires in February of 2020. These leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor.

As of December 31, 2010, the minimum annual payments are as follows:

Year Ending December 31,	
2011	$ 935,522
2012	962,054
2013	956,180
2014	956,875
2015	989,411
2016 & thereafter	4,505,026
	$ 9,305,068

Occupancy expense was $1,017,715 for the year ended December 31, 2010.

Note 14: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2010, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009

Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 16: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $9,415,303 which was $8,687,188 in excess of its required net capital of $728,115; and the Company's ratio of aggregate indebtedness ($10,921,727) to net capital was 1.16 to 1, which is less than the 15 to 1 maximum allowed.

Computation of net capital

Common stock	$ 1,522	
Additional paid-in capital	5,417,084	
Retained earnings	8,837,107	
Total stockholder's equity		$ 14,255,713
Less: Non-allowable assets		
Accounts receivable, net	(2,961,848)	
Receivable from related parties	(85,699)	
Property and equipment, net	(1,104,600)	
Other assets	(280,368)	
Total non-allowable assets		(4,432,515)
Net capital before haircuts		9,823,198
Less: Haircuts and undue concentration		
Haircut on CDs	(4,606)	
Haircut on mutual funds	(126,038)	
Haircut on money markets	(248,613)	
Undue concentration	(28,638)	
Total haircuts & undue concentration		(407,895)
Net Capital		9,415,303

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 728,115	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(728,115)
Excess net capital		$ 8,687,188

Ratio of aggregate indebtedness to net capital   1.16 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010.

Green Street Advisors, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirements is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Green Street Advisors, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Green Street Advisors, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Green Street Advisors, Inc.:

In planning and performing our audit of the financial statements of Green Street Advisors, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324 *i*
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   *WE FOCUS & CARE*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2011

Green Street Advisors, Inc.

Report on the SPIC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Green Street Advisors, Inc.:

In planning and performing our audit of the financial statements of Green Street Advisors, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324   *i*
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND   *WE FOCUS & CARE*

Green Street Advisors, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2010

	Amount
Total assessment	$ 87,137
SIPC-6 general assessment Payment made on July 22, 2010	(39,211)
SIPC-7 general assessment Payment made on February 16, 2011	(47,926)
Total assessment balance (overpaymment carried forward)	$ -